UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
NC SLF INC.
(Name of Company)
430 Park Avenue, 14th Floor
New York, NY
Address of Principal Business Office
(Number and Street, City, State and Zip Code)
(212) 478-9200
Telephone Number (including area code)
814-01407
File Number under the Investment Company Act of 1940

Basis for Filing the Notification of Withdrawal:
NC SLF Inc. (the “Company”) has filed a notice of registration under Section 8 of the Act, on Form N-8A, on August 12, 2022.
Business Operations After Withdrawal of Election
The Company is a non-diversified, closed-end management investment company that elected to be treated as a business development company (“BDC”), as defined in Section 54 of the Act, on June 2, 2021. As a BDC, the Company was subject to the requirement that 70% of its portfolio must be comprised of “qualifying assets” (the “70% Test”). Qualifying assets generally include securities of eligible portfolio companies (“EPCs”), cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. The Company satisfied the 70% Test by owning eligible portfolio companies (“EPCs”), which are generally defined as private companies with a principal place of business in the United States.
Churchill Asset Management LLC (“Churchill”) externally managed and advised the Company pursuant to an investment management agreement since its inception. Churchill is registered as an investment adviser under the

Investment Advisers Act of 1940, as amended. Churchill will continue to serve as the Company’s investment adviser upon its registration under the Act pursuant to a new investment advisory and management agreement.
The Board of Directors of the Company has evaluated and discussed the feasibility of the Company continuing as a BDC. The Adviser and the Board support this withdrawal of election to be treated as a BDC and have concluded that becoming a registered investment company under the Act is in the best interests of the Company and its shareholders. In addition, the shareholders of the Company have approved the same. Upon filing this Form N-54C, the Company will become fully subject to the provisions of the Act that regulate registered closed-end investment companies. The Company will remain a non-diversified closed-end management investment company and its investment objective will remain unchanged. However, the Company will no longer be required to meet the 70% Test and other provisions of the Act applicable only to BDCs.
Impact of Withdrawal of Election
As noted above, as a result of filing this Form N-54C, the Company’s structure will remain largely unchanged. The Company will remain subject to the applicable provisions of the Act. Rather than being subject to special Act provisions that are specific to BDCs, the Company will instead be fully subject to the provisions of the Act applicable to registered closed-end funds. Many of the key legal provisions that relate to closed-end funds also apply to BDCs. The following table outlines certain key similarities and differences in the structure and governance of the Company if the proposal is approved:

	Before Proposed Change	After Proposed Change
Type of Fund	BDC	Closed-end fund
Governed by the 1940 Act	Yes	Yes
Subject to the 70% Test	Yes	No
Annual Base Management Fee (1)
(i)   0.75% in the case of Assets Invested equal to or less than $500 million
(ii)   0.65% in the case of Assets Invested greater than $500 million and equal to or less than $1 billion and
(iii)  0.60% in the case of Assets Invested greater than $1 billion

(i)   0.50% in respect of the portion of Average Total Assets equal to or less than $500 million,
(ii)   0.40% in respect of the portion of Average Total Assets in excess of $500 million and equal to or less than $1 billion
(iii)  0.35% in respect of the portion of Average Total Assets in excess of $1 billion.

Incentive Management Fee	No	No
Asset Coverage Ratio (2)	150%	300%
Independent Directors	Majority	Majority
Tax Status	C-corporation	C-corporation
Distribution Policy	Quarterly	Quarterly
Tax Reporting	Form 1099-DIV	Form 1099-DIV
Unrelated Business Taxable Income (UBTI)	No	No
(1)    Prior to the proposed change, “Assets Invested” means, as of the end of each quarterly period, the sum of the Company’s (i) drawn Capital Commitments (as such term is defined in the subscription agreements executed by each of the Company’s shareholders), and (ii) outstanding principal on borrowings. After the proposed change, “Average Total Assets” shall mean the average of the Company’s total assets (which excludes cash and cash equivalents and undrawn capital commitments, but includes assets financed using leverage) as of the end of each of the two most recently completed calendar quarters.
(2)    Under changes implemented in accordance with the Small Business Credit Availability Act passed in 2018 and with the approval of the Board, pursuant to Section 61(a)(2) under the 1940 Act, prior to the proposed change, the Company elected to be subject to the lower asset coverage ratio of 150% available thereunder in order to maintain maximum flexibility, reflecting approximately a 2:1 debt to equity ratio. After the proposed change, the Fund may not engage in transactions that result in the issuance of a “senior security” representing indebtedness, unless immediately after the issuance of the senior security, the Fund maintains “asset coverage” of at least 300%. Specifically, the Fund cannot acquire senior securities representing indebtedness to one-third of its total net assets.
The Company’s distribution policy will remain unchanged, and no impact is expected on the amount or frequency of the Company’s distributions as a result of withdrawing its BDC election. The Company would no longer file certain current and periodic reports it has been filing under the Securities Exchange Act of 1934, as amended, such as Forms 8-K, 10-Q, and 10-K. Instead, the Company will file quarterly schedules of investments, and annual and semi-annual reports, all as required for registered closed-end funds.

SIGNATURES
Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York, New York on the 12th day of August, 2022.

By:	/s/ Kenneth Kencel
Kenneth Kencel
Chief Executive Officer and President

Attest:	/s/ Shai Vichness
Shai Vichness
Chief Financial Officer and Treasurer